SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11299

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
(Full title of the plan)

Issuer of Securities held pursuant to the Plan is
ENTERGY CORPORATION
639 Loyola Avenue
New Orleans, Louisiana 70113
(Address of principal executive office)

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES

Table of Contents

		Page Number

(a)	Report of Independent Registered Public Accounting Firm	2

(b)	Financial Statements:

	Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	3

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	4

	Notes to Financial Statements as of December 31, 2015 and 2014, and for the Year Ended December 31, 2015	5

(c)	Supplemental Schedule:

	Form 5500, Schedule H, Part IV, Question 4i-Schedule of Assets (Held at End of Year) as of December 31, 2015	17

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(d)	Signature	18

(e)	Exhibit:

	Consent of Independent Registered Public Accounting Firm	19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants of the
Savings Plan of Entergy Corporation and Subsidiaries
We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

New Orleans, Louisiana
June 24, 2016

EIN 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2015 and 2014

	December 31,
	2015	2014
INVESTMENTS:
Plan interest in Master Trust:
Investments at fair value	$2,645,306,922	$2,841,630,897
Fully benefit-responsive investment contracts at contract value	455,663,608	465,554,359

Total investments	3,100,970,530	3,307,185,256

RECEIVABLES:
Notes receivable from participants	40,902,047	41,526,895
Employer contribution	934,981	143,426
Participant contribution	2,369,119	435,791

Total receivables	44,206,147	42,106,112

Net Assets Available for Benefits	$3,145,176,677	$3,349,291,368

See Notes to Financial Statements.

EIN 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2015

	Supplemental Information

	Participant	Non-Participant
	Directed	Directed	Total
Additions to Net Assets attributed to:
Plan interest in Master Trust investment income (loss)	$320,354	$(45,268,630)	$(44,948,276)

Interest income on notes receivable from participants	1,605,924	192,510	1,798,434

Contributions:
Participant	116,827,207	—	116,827,207
Employer - net of forfeitures	41,995,725	—	41,995,725
Total contributions	158,822,932	—	158,822,932

Other (debit)/credit adjustments - net	908,602	(29)	908,573

Total additions	161,657,812	(45,076,149)	116,581,663

Deductions from Net Assets attributed to:
Payments to participants or beneficiaries	302,678,114	17,291,699	319,969,813
Administrative fees	670,520	56,021	726,541
Total deductions	303,348,634	17,347,720	320,696,354

Net decrease before transfers	(141,690,822)	(62,423,869)	(204,114,691)

Transfers:
Interfund transfers	8,339,285	(8,339,285)	—

Net decrease in Net Assets	(133,351,537)	(70,763,154)	(204,114,691)

Net Assets Available for Benefits:
Beginning of Year	3,093,702,817	255,588,551	3,349,291,368
End of Year	$2,960,351,280	$184,825,397	$3,145,176,677

See Notes to Financial Statements.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2015 and 2014, and for the Year Ended December 31, 2015

Note 1.        General Description of the Plan

The following description of the Savings Plan of Entergy Corporation and Subsidiaries, as Amended and Restated Effective January 1, 2013, (Entergy Savings Plan) is provided for general information only. Entergy Savings Plan participants should refer to the Savings Plan of Entergy Corporation and Subsidiaries Plan Document, as amended, as well as the Summary Plan Description and Summaries of Material Modifications for a more complete description of the Entergy Savings Plan's provisions.

General: The Entergy Savings Plan is a defined contribution plan of Entergy Corporation and Subsidiaries, collectively the Entergy System Companies, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan information. The Entergy Savings Plan is also governed by the Internal Revenue Code (IRC) of 1986, as amended.

The Entergy Savings Plan is intended to constitute two types of plans qualified under IRC Section 401(a) as follows:

•	A profit sharing plan with a cash or deferred arrangement that satisfies applicable requirements for qualification and exemption under IRC Section 401(k); and

•	A stock bonus plan which constitutes an Employee Stock Ownership Plan (ESOP), as defined in IRC Section 4975(e)(7).

The Entergy Savings Plan is administered by the Employee Benefits Committee.  The chairman of the Employee Benefits Committee, who is appointed by the Personnel Committee of the Board of Directors of Entergy Corporation, appoints members to the Employee Benefits Committee.

Plan amendments in 2015: The Entergy Savings Plan was amended on September 30, 2015, but effective as of October 1, 2015, to reflect a change in the Entergy employer of transmission, distribution, gas, customer service support, corporate business services, and fossil operations bargaining employees represented by IBEW Local 2286 from Entergy Gulf States Louisiana, Inc. to Entergy Louisiana, LLC (formerly Entergy Louisiana Power, LLC).

The Entergy Savings Plan was amended on December 16, 2015, to eliminate, effective after the last payroll period ending prior to January 1, 2016, the ability of transmission, distribution, and utility support bargaining employees of Entergy Arkansas, Inc. represented by IBEW Local 647, 750, 1439, or 1703 to elect to include overtime in eligible earnings for employee deferral and after-tax contributions.

The significant provisions of the Entergy Savings Plan, including the effect of these amendments, are described throughout this note.

Trustee: The Entergy Savings Plan utilizes T. Rowe Price Trust Company (Trustee) as its Trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper and provider of other administrative services. The Entergy Savings Plan's investment options, which, except for the Entergy Stock Fund, the Vanguard Institutional Index Fund Plus, and TradeLink Participant-Directed Brokerage Accounts, are managed by its Trustee or affiliates of its Trustee, are:

•	Entergy Stock Fund

•	Entergy Stable Income Fund

•	Vanguard Institutional Index Fund Plus

•	T. Rowe Price Balanced Fund

•	T. Rowe Price International Core Equity Trust A

•	T. Rowe Price Equity Income Trust C

•	T. Rowe Price Blue Chip Growth Trust T4

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2015 and 2014, and for the Year Ended December 31, 2015

•	T. Rowe Price New Horizons Trust A

•	T. Rowe Price Bond Trust I T1

•	T. Rowe Price Retirement Balanced Active Trust B

•	T. Rowe Price Retirement 2005 Active Trust B

•	T. Rowe Price Retirement 2010 Active Trust B

•	T. Rowe Price Retirement 2015 Active Trust B

•	T. Rowe Price Retirement 2020 Active Trust B

•	T. Rowe Price Retirement 2025 Active Trust B

•	T. Rowe Price Retirement 2030 Active Trust B

•	T. Rowe Price Retirement 2035 Active Trust B

•	T. Rowe Price Retirement 2040 Active Trust B

•	T. Rowe Price Retirement 2045 Active Trust B

•	T. Rowe Price Retirement 2050 Active Trust B

•	T. Rowe Price Retirement 2055 Active Trust B

•	T. Rowe Price Retirement 2060 Active Trust B

•	TradeLink Participant-Directed Brokerage Accounts

In addition, the Trustee manages the participant loan fund which is discussed below.

Eligibility: The Entergy Savings Plan is available to employees of participating Entergy System Company employers as soon as administratively practicable following the later of the employee's employment commencement date or eligibility to participate in the Entergy Savings Plan.

Automatic enrollment:    If an eligible newly hired, re-hired or transferred employee does not enroll in the Entergy Savings Plan and does not affirmatively opt out of participation, he or she will be automatically enrolled in the Entergy Savings Plan as soon as administratively practicable following 90 calendar days after his or her hire date, rehire date, the date he or she is eligible due to transfer, or the date a suspension for hardship ends if the employee first becomes eligible for participation in the Entergy Savings Plan during the suspension. If the employee does not opt out of participation in the Entergy Savings Plan, before-tax contributions of 6% of the employee’s eligible earnings will be made automatically to the Entergy Savings Plan on his or her behalf.

The automatic enrollment feature will not apply to an employee who is included in a collective bargaining unit covered by a collective bargaining agreement unless agreed to by the applicable bargaining representative. Participants who are automatically enrolled in the Entergy Savings Plan may elect at any time to change their percentage contribution rate or stop making contributions to the Entergy Savings Plan.

Contributions: The Entergy Savings Plan contributions made by or on behalf of participants are deposited with the Trustee. Participants may elect to contribute, through payroll deductions, up to a total of 6% of their eligible earnings each pay period (basic contributions) for which the employing Entergy System Company will make matching contributions. Participants may make supplemental contributions up to an additional 24% of their eligible earnings each pay period for which there are no matching contributions. Basic and supplemental contributions may be made on a before-tax basis (before-tax deferral contributions), an after-tax basis, or a combination of both. Contributions are subject to certain IRC limitations. The before-tax deferral contribution dollar limit for the calendar year 2015 was $18,000 per participant. The overall annual limit for 2015 for before-tax, after-tax, and company matching contributions was the lesser of 100% of the employee’s compensation for the year or $53,000. Participants who are age 50 and over at the end of the calendar year may make catch-up deferral contributions. The dollar limit for catch-up deferral contributions for the calendar year 2015 was $6,000. Based on nondiscrimination testing provisions under the Entergy Savings Plan, contributions made by highly paid employees may be limited based on the average contribution rate of non-highly paid employees.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2015 and 2014, and for the Year Ended December 31, 2015

The Savings Plan provides for a Company matching contribution on behalf of participating non-bargaining Employees who also actively participate in the Entergy Corporation Cash Balance Plan for Non-Bargaining Employees and for participating bargaining Employees who also actively participate in the Entergy Corporation Cash Balance Plan for Bargaining Employees and whose applicable collective bargaining agreement so provides equal to 100% ($1.00 for each dollar) of the Participant’s elective salary deferral contributions and after-tax contributions that do not exceed 6% of the employee’s regular earnings (base pay) each pay period. The Savings Plan provides for a Company matching contribution for all other participating non-bargaining Employees and for all other bargaining employees whose applicable collective bargaining agreement so provides equal to 70% ($0.70 for each dollar) of the participating Employee’s elective salary deferral contributions and after-tax contributions that do not exceed 6% of the participating Employee’s regular earnings (base pay) each pay period.

Employer matching contributions shall not be made with respect to (i) catch-up deferral contributions and (ii) deferral contributions that were initially designated by the participant as catch-up deferral contributions, but are subsequently determined not to be catch-up deferral contributions.

The Entergy Savings Plan provides that certain amounts that originated from an employee benefit plan qualified under Section 401(a) or 403(a) of the IRC, under an annuity contract described in Section 403(b) of the Code, under an eligible plan described in Section 457(b) of the Code or under an individual retirement account or annuity described in Section 408(a) or 408(b) of the Code may be accepted under the Entergy Savings Plan as a direct rollover or a participant rollover contribution. The Entergy Savings Plan does not accept direct rollovers or participant rollover contributions of distributions from a Roth IRA or Roth 401(k) account.

Investments: Participant contributions and employer matching contributions are invested as directed by participants in accordance with the Entergy Savings Plan's investment options. Participant contributions and employer matching contributions not directed to specific investment options by the participant are invested by the Trustee in one of the following T. Rowe Price Retirement Trusts designated as the Entergy Savings Plan’s Qualified Default Investment Alternatives, based on the year the participant was born:

•	T. Rowe Price Retirement 2005 Active Trust B

•	T. Rowe Price Retirement 2010 Active Trust B

•	T. Rowe Price Retirement 2015 Active Trust B

•	T. Rowe Price Retirement 2020 Active Trust B

•	T. Rowe Price Retirement 2025 Active Trust B

•	T. Rowe Price Retirement 2030 Active Trust B

•	T. Rowe Price Retirement 2035 Active Trust B

•	T. Rowe Price Retirement 2040 Active Trust B

•	T. Rowe Price Retirement 2045 Active Trust B

•	T. Rowe Price Retirement 2050 Active Trust B

•	T. Rowe Price Retirement 2055 Active Trust B

•	T. Rowe Price Retirement 2060 Active Trust B

The value of investments may fluctuate with changes in market conditions. The amount of risk varies based on the fund's investment goals and composition. Participants should realize the risk associated with each investment when determining how to invest their contributions.

Participants can change the investment direction for future participant contributions and employer matching contributions or reallocate the investment of the existing balance in their participant account at any time, subject to T. Rowe Price’s excessive trading guidelines.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2015 and 2014, and for the Year Ended December 31, 2015

Participant accounts: Individual accounts are maintained for each participant of the Entergy Savings Plan. Each participant's account is credited with the participant's contributions and employer matching contributions. As of the close of each business day, participant account balances are updated to reflect account activity and investment fund values. Dividends and interest payments on investments held in the participant’s account are generally reinvested in the fund that generated the dividends and interest payments. A dividend pass-through feature under the Entergy Savings Plan allows participants who have amounts invested in the Entergy Stock Fund to elect to have dividends on Entergy Corporation common stock paid directly to them instead of being reinvested in the Entergy Stock Fund.

Vesting: Participants are fully vested at all times in the total value of their participant account under the Entergy Savings Plan.

In-service withdrawals: While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their basic and supplemental after-tax contributions, rollover contributions, and System Individual Retirement Accounts. Some employees also may withdraw all or part of their company matching contribution accounts, subject to certain restrictions and limitations. Withdrawals may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older. A participant who has attained age 59-1/2 may withdraw all or a portion of the value from all sources in the Entergy Savings Plan. A participant may also apply for a hardship withdrawal from his before-tax deferral contributions if the participant satisfies certain financial hardship withdrawal criteria.

Loans to participants: The Entergy Savings Plan has a loan provision whereby participants who are actively employed may borrow an amount, with a minimum of $1,000, from their eligible account up to a maximum of 50% of the balance of their account or $50,000, whichever is less. The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate as published in the Wall Street Journal, plus 1% in accordance with an established schedule. The loan must be repaid within 4-1/2 years, or 20 years if for the acquisition of the participant's primary residence. If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

Payment of benefits: Participants become eligible to receive a single-sum distribution of the entire vested value of the participant's Entergy Savings Plan accounts upon termination of employment, retirement, disability, or death. There are certain provisions regarding deferral of distributions; installment distributions for terminated participants, retirees, and disabled participants; minimum account balances; and required minimum distributions.

Generally, there are tax consequences associated with receiving a distribution from the Entergy Savings Plan, unless the taxable portion is rolled over to an Individual Retirement Account, another retirement plan account, or eligible plan which qualifies under Sections 401(a), 403(a), 403(b), 408(a), 408(b), or 457(b) of the IRC. Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of certain other exemptions of the Code to such tax.

Inactive accounts: Terminated participants and beneficiaries with an account balance greater than $5,000 (excluding rollovers) are allowed, under the provisions of the Entergy Savings Plan, to defer receipt of their vested account balance until distributions are required to begin under the provisions of Section 401(a)(9) of the Code. In addition, the Entergy Savings Plan includes provisions for terminated participants and beneficiaries to elect to receive benefits in the form of installment payments. The cumulative amount to be distributed to such participants was $679,591,752 as of December 31, 2015 and $756,561,450 as of December 31, 2014.

Forfeiture accounts: Company matching contributions which matched a distributed excess deferral contribution are forfeited and credited to the Entergy Savings Plan’s forfeiture account. Forfeitures may, at the election of the Employee Benefits Committee, be applied toward plan administration expenses or applied to reduce employer matching contributions. The forfeiture account totaled approximately $279 as of December 31, 2015 and $537 as of December

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2015 and 2014, and for the Year Ended December 31, 2015

31, 2014 and includes realized and unrealized appreciation on the amounts in the forfeiture account. There were no administrative expenses paid out of the forfeiture account during 2015 and 2014. In both 2015 and 2014, the forfeiture account was used to reduce the company matching contributions.

Note 2.        Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates in the preparation of financial statements: The preparation of the Entergy Savings Plan financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect reported amounts in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, such as those regarding fair value. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the financial statements.

Master Trust: The Entergy Savings Plan investments are held in a bank-administered trust (Master Trust) established by Entergy Corporation and maintained by the Trustee. The Entergy Savings Plan maintains an undivided beneficial interest in each of the investment accounts of the Master Trust. Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes.

Investment valuation: Cash and cash equivalents are valued at cost plus accrued interest which approximates fair value. Common stock and Treasury fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date. Shares of mutual funds are fair valued at quoted market prices. Common trust funds are stated at fair value based on a net asset value per share as determined by the issuer of the trust fund based on the fair value of the underlying investments. Fixed income debt securities (corporate, government, and securitized) are fair valued based on inputs such as benchmark yield, reported trades, broker/dealer quotes, and issuer spreads.

The Master Trust holds investments in fully benefit-responsive investment contracts, including guaranteed investment contracts (GICs), synthetic investment contracts (SICs), and separate account contracts (SACs), as part of the Entergy Stable Income Fund (Note 4). The GICs, SICs, and SACs are reported at contract value and are presented in the investments of the Master Trust table at contract value, the value at which participants may ordinarily transact (Note 5).

Notes receivable from participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded on the accrual basis.

General administrative expenses: General administrative expenses are paid from an expense pay account, which is funded by deductions from participants’ accounts.  To the extent general administrative expenses are not paid from the expense pay account or the Plan’s forfeiture account, they are paid by the participating Entergy System Companies.

Risks and uncertainties: The Entergy Savings Plan utilized various investment instruments, including common stock, mutual funds, common trust funds, and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements. There are no reserves against the contract values of the GICs, SICs, or SACs for credit risk of the contract issuers or otherwise. Investment objectives and guidelines addressing investment diversification, quality, maturity, and performance standards prescribed to mitigate the potential credit risk have been established for the Entergy Savings Plan.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2015 and 2014, and for the Year Ended December 31, 2015

Payment of benefits: Benefits payable for terminations and withdrawals are recorded when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500 (Form 5500), which requires benefits payable to be accrued and charged to net assets in the period the liability arises. As of December 31, 2015 and 2014, benefits payable was $58,736 and $1,041,408 respectively. Refer to Note 9 to the Financial Statements for the reconciliation to the Form 5500.

Income recognition: The difference in fair value of the assets in the Master Trust from one period to the next is recognized and included in investment income in the accompanying Statement of Changes in Net Assets Available for Benefits. The investment income also includes realized gains and losses.

Purchases and sales of securities within the Master Trust are accounted for on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to investment options available under the Entergy Savings Plan are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Note 3.        Fair Value Measurements

Accounting standards provide the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The Master Trust classifies its investments as follows:

•
Level 1 - Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access at the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 - Level 2 inputs are inputs other than quoted prices included in Level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date. Assets are valued based on prices derived by an independent party that uses inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Prices are reviewed and can be challenged with the independent parties and/or overridden by Entergy Corporation if it is believed such would be more reflective of fair value. Level 2 inputs include the following:

◦	quoted prices for similar assets or liabilities in active markets;

◦	quoted prices for identical or similar assets or liabilities in inactive markets;

◦	inputs other than quoted prices that are observable for the asset or liability; or

◦	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Level 3 refers to securities valued based on significant unobservable inputs.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2015 and 2014, and for the Year Ended December 31, 2015

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at December 31, 2015.

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$48,238,434	$—	$—	$48,238,434
Common stock	421,866,832	—	—	421,866,832
Mutual funds	392,349,986	—	—	392,349,986
Common trust funds	—	1,814,642,983	—	1,814,642,983
Brokerage accounts:
Mutual funds	48,852,781	—	—	48,852,781
Total	$911,308,033	$1,814,642,983	$—	$2,725,951,016

For the year ended December 31, 2015, there were no significant transfers in or out of Levels 1, 2, or 3.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at December 31, 2014.

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$49,544,721	$—	$—	$49,544,721
Common stock	552,569,626	—	—	552,569,626
Mutual funds	416,265,021	—	—	416,265,021
Common trust funds	—	1,850,448,259	—	1,850,448,259
Brokerage accounts:
Mutual funds	51,741,058	—	—	51,741,058
Total	$1,070,120,426	$1,850,448,259	$—	$2,920,568,685

For the year ended December 31, 2014, there were no significant transfers in or out of Levels 1, 2, or 3.

Note 4.        Investment Contracts With Insurance Companies

The Entergy Stable Income Fund of the Master Trust invests in a diversified portfolio of GICs, SICs, and SACs issued by insurance companies and other financial institutions. All investment contracts held by the Master Trust are effected directly between the Master Trust and the issuer of the contract and are non-transferable. In the case of the SICs, the Trustee is also a party to the contract. The issuer of the GICs accepts a deposit from the trust on behalf of the plan and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the trust and guarantees liquidity at contract value prior to maturity for permitted participant-initiated withdrawals from the trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. SICs are similar to GICs except that the underlying assets of a SIC are placed in a trust with ownership by the Master Trust and a financially responsible third party issues a wrapper contract. The issuer of the wrapper contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrapper contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2015 and 2014, and for the Year Ended December 31, 2015

than zero. In most synthetic structures, realized and unrealized gains and losses on the underlying investments typically are not reflected immediately in the net assets of the trust, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate. The degree of any increase or decrease in the crediting rate will depend in part on the amount of the contract/market value difference as well as the duration and yield of the trust’s portfolio. The crediting rate may also be affected by increases and decreases in the amount of assets underlying a wrapper contract resulting from participant-initiated unitholder contributions to and withdrawals from the trust. SACs share certain attributes of both traditional and synthetic investment contracts. The issuer of the SACs guarantee liquidity at contract value for permitted participant-initiated withdrawals from the trust and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The issuer accepts a deposit of cash and/or securities from the trust to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer, but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency.

The existence of certain conditions can limit the Master Trust's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Such events include, but are not limited to, partial or complete legal termination of the plan, tax disqualification, certain plan amendments if issuers' consent is not obtained, improper communication to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy. In addition, the issuers of the investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value, including, but not limited to, breaches by the plan or the investment manager of their obligations, representations, or warranties under the terms of the contract. Trustee management and the Employee Benefits Committee are not aware of the occurrence of any event outside the normal operation of the plan which is probable to cause a withdrawal from an investment contract at less than contract value.

Note 5.        Interest in Master Trust

Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of recording the equity in net earnings (losses) and the administrative expenses of the investment accounts to the participating plans as well as to individual participant accounts. Equity in an investment account's net earnings is comprised of interest and dividends and realized and unrealized investment gains and losses. As of December 31, 2015 and 2014, the Entergy Savings Plan's interest in the net assets of the Master Trust was approximately 98% for both years.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2015 and 2014, and for the Year Ended December 31, 2015

The Master Trust's investments as of December 31, 2015 and 2014 are as follows:

	2015	2014

Investments at fair value
Cash and cash equivalents	$48,238,434	$49,544,721
Common stock*	421,866,832	552,569,626
Mutual funds	392,349,986	416,265,021
Common trust funds	1,814,642,983	1,850,448,259
Brokerage accounts	48,852,781	51,741,058
Total investments at fair value	2,725,951,016	2,920,568,685

Fully benefit- responsive investment contracts at contract value
Guaranteed investment contracts	—	6,006,838
Synthetic investment contracts	368,015,461	372,394,753
Separate account contracts	93,430,638	93,624,244
Total investments at contract value	461,446,099	472,025,835

Investments in the Master Trust	$3,187,397,115	$3,392,594,520

*The common stock consists entirely of Entergy Corporation common stock. As of December 31, 2015 and 2014, $184,825,397 and $255,588,551, respectively, of the Entergy Corporation common stock is presented as non-participant directed on the Statement of Changes in Net Assets Available for Benefits because at the time the contributions were made, the investments were non-participant directed and the contributions were directed by the Entergy Savings Plan to be invested in Entergy Corporation common stock. Effective as of January 1, 2007, all investments in Entergy Corporation common stock became eligible for immediate diversification which means any investment in Entergy Corporation common stock in a participant’s account may be redirected by the participant to another investment option offered by the Entergy Savings Plan.

Dividend and interest income in the Master Trust for the year ended December 31, 2015 is summarized as follows:

Common stock**	$19,050,578
Cash and cash equivalents	13
Mutual funds	15,863,068
$34,913,659

**The common stock consists entirely of Entergy Corporation common stock. For the year ended December 31, 2015, $8,663,979 in dividend and interest income and ($53,932,608) net realized and unrealized depreciation of investments is presented as non-participant directed on the Statement of Changes in Net Assets Available for Benefits because at the time the contributions were made the investments were non-participant directed and the contributions were directed by the Entergy Savings Plan to be invested in Entergy Corporation common stock. Effective as of January 1, 2007, all investments in Entergy Corporation common stock became eligible for immediate diversification which means any investment in Entergy Corporation common stock in a participant’s account may be redirected by the participant to another investment option offered by the Entergy Savings Plan.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2015 and 2014, and for the Year Ended December 31, 2015

Net realized and unrealized appreciation (depreciation) of investments in the Master Trust for the year ended December 31, 2015 is ($79,448,345).

Note 6.        Tax Status

The Internal Revenue Service has determined that the Entergy Savings Plan is in compliance with the applicable requirements of the IRC of 1986 as amended. The most recent favorable determination letter relating to the Entergy Savings Plan (as amended and restated effective January 1, 2013) is dated May 30, 2014. Entergy Corporation, as Plan Sponsor, believes that subsequent amendments to the Entergy Savings Plan are in compliance with the requirements of the Code and that the Entergy Savings Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related Master Trust continue to be tax-exempt. Accordingly, no provisions for federal income taxes have been made in the accompanying financial statements.

The Entergy Savings Plan administrator (the Plan Administrator) believes that, to the best of its knowledge, the Entergy Savings Plan has not taken any uncertain tax positions that are not “more likely than not” sustainable upon examination by the IRS. The Plan Administrator believes that the Entergy Savings Plan is no longer subject to IRS examinations for years prior to 2012, except for qualification issues.

Note 7.        Entergy Savings Plan Termination

Although they have not expressed any intent to do so, the participating employers have the right under the Entergy Savings Plan to discontinue their contributions at any time and the Entergy Corporation Board of Directors (the Board) or the Personnel Committee of the Board has the right to terminate the Entergy Savings Plan subject to the provisions of ERISA. In the event that the Entergy Savings Plan is terminated, subject to conditions set forth in ERISA, the Entergy Savings Plan provides that all participants will be fully vested and the net assets of the Entergy Savings Plan will be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Note 8.        Related Party Transactions

Certain of the Master Trust investments are shares in funds managed by the Trustee and, therefore, these investments and investment transactions qualify as exempt party-in-interest transactions.

As the Master Trust holds common stock of Entergy Corporation as an investment, these investments and investment transactions also qualify as exempt party-in-interest transactions. The year-end market price of Entergy Corporation common stock was $68.36 per share at December 31, 2015 and $87.48 per share at December 31, 2014.

Note 9.        Reconciliation to Form 5500

As of December 31, 2015 and December 31, 2014, the Entergy Savings Plan had $58,736 and $1,041,408, respectively, of pending distributions to participants withdrawing all or a portion of their investments from the Entergy Savings Plan. These amounts are recorded as a liability in the Entergy Savings Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying Statements of Net Assets Available for Benefits, which is in accordance with accounting principles generally accepted in the United States of America.

In accordance with the accounting guidance on reporting of fully benefit-responsive investment contracts explained above in Note 2, the Statement of Net Assets Available for Benefits as of December 31, 2015 and 2014 presents the Entergy Savings Plan's interest in the Master Trust at contract value for fully benefit-responsive investment contracts. The Entergy Savings Plan's Form 5500 Schedule H reports the fair value for fully benefit-responsive investment contracts. The adjustment for the difference in the contract value and the fair value for such contracts is reflected in the table below.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2015 and 2014, and for the Year Ended December 31, 2015

As of December 31, 2015 and 2014, the Entergy Savings Plan’s net assets available for benefits include participant loans treated as deemed distributions during the plan year; however, these amounts are not reported on the Entergy Savings Plan’s Form 5500 as part of the assets of the plan at the end of the plan year.

The following reconciles the net assets available for benefits, per the financial statements to the net assets per the Entergy Savings Plan Form 5500 as of December 31, 2015 and 2014:

	Net Assets Available for Benefits
	2015	2014
Net assets available for benefits, per the financial statements	$3,145,176,677	$3,349,291,368
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,541,367	7,101,670
Participant loans treated as deemed distributions, including accrued interest	(223,035)	(416,191)
Total assets per Form 5500, at fair value	3,147,495,009	3,355,976,847

Benefit claims payable liability	(58,736)	(1,041,408)
Net Assets per Form 5500	$3,147,436,273	$3,354,935,439

The following reconciles the increase in net assets on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015 to the net income on the Entergy Savings Plan Form 5500 for the year ended December 31, 2015:

Decrease in net assets per the financial statements	$(204,114,691)
Reverse: Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(7,101,670)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,541,367
Reverse: Prior year benefit claims payable liability	1,041,408
Benefit claims payable liability	(58,736)
Reverse: Prior year participant loans treated as deemed distributions, including accrued interest	416,191
Participant loans treated as deemed distributions, including accrued interest	(223,035)
Net loss per the Form 5500	$(207,499,166)

Note 10.     New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” The ASU removes the requirements to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. ASU 2015-07 is effective for the first quarter 2017.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements
As of December 31, 2015 and 2014, and for the Year Ended December 31, 2015

The Entergy Savings Plan elected to early adopt ASU 2015-12 as of December 31, 2015, as permitted, and applied the provisions of ASU 2015-12 retrospectively, as required. In July 2015, the FASB issued ASU 2015-12, “Plan Accounting: Defined Contribution Pension Plans (Topic 962): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.” Part I removes the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II removes the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. The Entergy Savings Plan will continue to disaggregate investments that are measured using fair value by general type; however, the Entergy Savings Plan is no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Entergy Savings Plan. ASU 2015-12 is effective for fiscal years beginning after December 31, 2015. Parts I and II are reflected in the Statements of Net Assets Available for Benefits and in the Notes to Financial Statements. The adoption of ASU 2015-12 results in the reclassification of the adjustments from fair value to contract value for fully benefit-responsive investment contracts totaling $2,541,367 and $7,101,670 in the Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014, respectively. Certain historical disclosures that are no longer required were removed.

Attachment to 2015 Form 5500, Schedule H, Question 4i

E.I.N. 72-1229752 / PN 003
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Schedule of Assets (Held at End of Year)
As of December 31, 2015
Plan Sponsor: Entergy Corporation

	Interest	Maturity		Current
Description	Rate	Date	Cost	Value

Loans to participants*
(Bearing interest rates of prime +1% with terms of up to 20 years)	4.25% - 10.5%	10/11/2015-01/12/2036**	N/A	$40,679,012

* Party-in-interest
** Net of $223,035 in deemed loan distributions

SIGNATURE

The Entergy Savings Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES

By: /s/ Alyson M. Mount Alyson M. Mount Senior Vice President and Chief Accounting Officer of Entergy Corporation

Dated: June 24, 2016